[Letterhead of Sutherland Asbill & Brennan LLP]

October 27, 2014

VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.
Registration Statement on Form N-2
File No.: 333-191499

Dear Ms. Stout:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 23, 2014 with respect to Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-191499), filed with the Commission on October 17, 2014 (the “Registration Statement”), the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Where revisions are referenced in the responses below, such changes are reflected in the changed pages to the Registration Statement attached hereto.

Accounting Comments

1.	General— Please ensure that the effect of the reverse stock split will be reflected in all per share information included in the Registration Statement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.	Fee Table— Please include clarifying language setting forth the assumptions to the Fee Table.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Ms. Sheila Stout

October 27, 2014

3.	Seed Financial Statements— Please include the audited Seed Stage Financial Statements for the Company as of March 31, 2014.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Consolidated Special Purpose Schedule of Investments— Please confirm to the Staff on a supplemental basis that over 75% of the loans as of the anticipated effective date of the Registration Statement will have been audited.

Response: The Company confirms to the Staff on a supplemental basis that over 75% of the loans as of the anticipated effective date of the Registration Statement will have been included in the audited Consolidated Special Purpose Schedule of Investments.

5.	Footnote 13 to the Unaudited Consolidated Special Purpose Schedule of Investments—Please provide the Staff on a supplemental basis with a description of the sequence of events that led to the portfolio companies noted in footnote 13 having a zero cost basis.

Response: The Company advises the Staff on a supplemental basis that the majority of the portfolio companies noted in footnote 13 were initially created by Newtek Business Services, Inc. (“Newtek NY”) and were treated as consolidated subsidiaries. The internal legal costs to organize the entities and the immaterial external filing fees were expensed when incurred by Newtek NY. Upon the merger between the Company and Newtek NY, such companies will be deconsolidated.

6.	Footnotes to the Unaudited Consolidated Special Purpose Schedule of Investments— On a going-forward basis, please include parenthetical information specifying where in the Notes to the Consolidated Special Purpose Schedule of Investments the entities listed in footnotes 6 through 12 and in footnote 14 are described as holding companies.

Response: The Company acknowledges the Staff’s comment and advises that it will include parenthetical information specifying where in the Notes to the Consolidated Special Purpose Schedule of Investments the entities listed in footnotes 6 through 12 and in footnote 14 are described as holding companies in its next periodic report.

7.	Note 1 to the Unaudited Consolidated Special Purpose Schedule of Investments— Please clarify the accuracy of the statement that “there can be no assurance…will be ultimately merged into Newtek MD” or remove the statement.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Ms. Sheila Stout

October 27, 2014

8.	Note 2 to the Unaudited Consolidated Special Purpose Schedule of Investments— In the last sentence of the second paragraph, please replace the word “investments” with the phrase “of the holding companies.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Note 2 to the Unaudited Consolidated Special Purpose Schedule of Investments— In the last sentence of the third paragraph, please add the word “consolidated” before the word “subsidiaries.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Note 3 to the Unaudited Consolidated Special Purpose Schedule of Investments— Please provide the Staff on a supplemental basis with a description of the process involved in averaging the income approach and the market comparable approach when deriving the fair value of investments. For example, please state if a straight average is used. In addition, please inform the Staff as to the spread between the two valuation methods.

Response: The process used by the Company to value its equity investments is to apply an equal weighting to both the market comparable method and the discounted cash flow method. In certain circumstances, the Company concluded that the market comparables were either not similar (for reasons such as market capitalization, diversification, years in business, etc.) and were not appropriate to utilize for valuation purposes and therefore assigned a higher weighting to the discounted cash flow.

The Company weighted its largest two investments (Universal Processing Services of Wisconsin, LLC and Crystaltech Web Hosting, Inc., which collectively totaled $67.0 million, or 86%, of the $78.1 million of equity investments valued as of June 30, 2014), equally (50/50) based, in part, on the methodology used by its third party valuation specialist on previous valuations. The largest divergence in valuations between the two methods was approximately 9% of the total valuation.

11.	Note 3 to the Unaudited Consolidated Special Purpose Schedule of Investments— Please identify in the table presenting the quantitative information regarding the unobservable inputs of the Level 3 investments as of June 30, 2014 information regarding in what proportion the market comparable companies and discounted cash flow methods were used to fair value the Company’s equity investments.

Ms. Sheila Stout

October 27, 2014

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

12.	Note 3 to the Unaudited Consolidated Special Purpose Schedule of Investments— In the table presenting the quantitative information regarding the unobservable inputs of the Level 3 investments as of June 30, 2014, please amend the weighted average column to reflect the weighted average of the range used to value investments for each valuation technique.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

13.	Note 3 to the Unaudited Consolidated Special Purpose Schedule of Investments— On a going-forward basis, please revise the language stating “Significant changes in the unobservable inputs could result in a significant change in the fair value estimate…” to take into account that even an insignificant change in the unobservable inputs could result in a significant change in fair value.

Response: The Company acknowledges the Staff’s comment and advises that it will revise the language stating “Significant changes in the unobservable inputs could result in a significant change in the fair value estimate…” to take into account that even an insignificant change in the unobservable inputs could result in a significant change in fair value in its next periodic report.

14.	Note 3 to the Unaudited Consolidated Special Purpose Schedule of Investments— On a going forward basis, please include related party disclosure for a period of three years. In addition, please confirm that such disclosure will comply with U.S. generally accepted accounting principles (“GAAP”).

Response: The Company acknowledges the Staff’s comment and advises that it will include related party disclosure for a period of three years and confirms that such disclosure will comply with GAAP.

15.	On a going forward basis, please confirm that the Company will include footnote disclosure in its audited Consolidated Special Purpose Schedule of Investments consistent with what would be required under Rules 3-09 and 4-08(g) under Regulation S-X with respect to each significant subsidiary that will not be consolidated subsequent to its election to be regulated as a BDC.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will include footnote disclosure in its audited Consolidated Special Purpose Schedule of

Ms. Sheila Stout

October 27, 2014

Investments consistent with what would be required under Rules 3-09 and 4-08(g) under Regulation S-X with respect to each significant subsidiary that will not be consolidated subsequent to its election to be regulated as a BDC in its next periodic report.

*     *     *     *     *

In addition, the Company confirms that:

•	The Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.
Matthew Ash, Newtek Business Services Corp.
John Mahon, Sutherland Asbill & Brennan LLP